UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark one)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the Fiscal Year Ended December 31, 2003.

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from to .

MIDLAND-GUARDIAN CO. SALARIED
EMPLOYEES 401(K) SAVINGS PLAN
(Full title of the Plan)

THE MIDLAND COMPANY

7000 Midland Boulevard
Amelia, Ohio 45102-2607
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Registrant’s telephone number including area code (513) 943-7100

Signatures
Exhibit 23
Exhibit 99

Required information:

(a)	Financial statements filed as a part of this report:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2003
        and 2002
Statements of Changes in Net Assets Available for Benefits for the Years
        Ended December 31, 2003 and 2002
Notes to Financial Statements – December 31, 2003 and 2002
Supplemental Schedules:
        Schedule of Assets (Held At End of Year) – December 31, 2003
        Schedule of Loans in Default and Nonexempt Transactions as of and for
the Year Ended December 31, 2003
(b)	Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm Exhibit 99 – Chief Financial Officer’s Certification

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MIDLAND-GUARDIAN CO. SALARIED
EMPLOYEES 401(K) SAVINGS PLAN
(Name of Plan)

By: /s/ John I. Von Lehman
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company

For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan

Dated: June 25, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Co. Salaried Employees’ 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules as of and for the year ended December 31, 2003 listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 22, 2004

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
INVESTMENTS - At market value:
Marketable Securities	$35,943,423	$27,291,805
(Cost - 2003, $30,816,379; 2002, $33,671,231)
Loans to Participants	847,176	616,951

TOTAL INVESTMENTS	36,790,599	27,908,756
RECEIVABLES:
Participant Contributions	126,879	—
Accrued Income	47,784	16,221
Other Receivables	—	14,135

TOTAL RECEIVABLES	174,663	30,356
NET ASSETS AVAILABLE FOR BENEFITS	$36,965,262	$27,939,112

See notes to financial statements.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
INCOME:
Contributions from Midland-Guardian Co.	$1,061,973	$985,631
Contributions from Employees	3,210,695	3,019,204
Dividend and Interest Income	565,412	460,708
Net Realized and Unrealized Appreciation/(Depreciation) in Fair Market Value of Investments	4,982,851	(4,608,435)
Rollovers	495,280	29,652
Other	(52,506)	150,841

Total	10,263,705	37,601
BENEFIT PAYMENTS	(1,237,555)	(1,500,224)

INCREASE (DECREASE) IN NET ASSETS	9,026,150	(1,462,623)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	27,939,112	29,401,735

End of Year	$36,965,262	$27,939,112

See notes to financial statements.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan

Midland-Guardian Co. Salaried Employees 401(K) Savings Plan’s (the “Plan”) sponsor, Midland-Guardian Co. (the “Company”), pays certain expenses of the Plan.

Investments

The Plan’s investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Method of Funding

The Company’s annual contribution to the Plan consists of matching fifty percent of the basic contributions made by plan participants up to six percent of the participant’s wages.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in various securities, which may include U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

2.	Description of the Plan

All full-time salaried employees of Midland-Guardian Co. and part-time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. Effective January 1, 2002, the Plan was amended authorizing a basic minimum before tax contribution to be 1 percent up to 6 percent and a maximum to be 100 percent (base and supplemental) of the participant’s compensation, subject to IRS maximum dollar limitations. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee’s basic contribution.

The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company’s matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct employee contributions in five- percent increments into various investment options offered by the Plan. Company contributions are automatically invested in the participant’s selected investment options. The Plan currently offers one stock fund and 19 mutual funds as investment options for participants.

The Company transferred the trustee, record keeper and asset custodian responsibilities of the Plan from Key Trust Company, which ceased offering these services, to PNC Financial Services Group, Inc. on March 10, 2003. As a result of these changes, participants temporarily were unable to direct or diversify investments in individual accounts, obtain a loan from the Plan or obtain a distribution from the Plan. This period, during which participants were unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” The blackout period for the Plan began on February 21, 2003 and ended on April 3, 2003. In 2003, several investment options were replaced with funds with similar investment objectives. Existing balances in the former investment options were automatically transferred to the new funds with similar investment objectives. The Plan also established additional investment options for 2003.

Participants may change their investment elections daily.

The contributions are invested in pooled accounts maintained by the Plan’s trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants’ accounts based on the percentage that each account balance bears to the total pool balance, as defined in the Plan.

The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Participants may take a minimum loan of $500 from their account. The maximum loan is 50% of their vested account balance (up to a maximum of $50,000). Loans are repayable in one to five years unless the loan is related to the purchase of the participant’s primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over US Bancorp’s prime rate. The interest rates at December 31, 2003 ranged from 5.00% to 10.5%.

Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

If a participant terminates employment with the Company at any time and they are less than fully vested in their qualified matching contributions or earnings thereon, the non-vested portion is forfeited. All forfeitures under the Plan are used to reduce employer contributions to the Plan. Such non-vested forfeitures totaled $46,982 and $38,827, during 2003 and 2002, respectively.

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her

account.The form of payment is a lump-sum distribution, rollover into another qualified plan or an annuity to be paid for up to a 10-year period.

3.	Investments

Investments representing more than five percent of net assets available for benefits are as follows at December 31:

Market
2003	Value
PNC Bank Advisors
BlackRock Money Market Portfolio	$8,125,266
MFS Value Fund A	6,006,994
American Balanced Fund	4,311,168
Fidelity Advisor Mid Cap Fund	3,368,605
BlackRock Core Bond Total Return Portfolio	3,171,301
American Century Equity Income Fund	3,146,503
The Midland Company Common Stock	2,485,832

Market
2002	Value
Key Trust Investment Management:
EB Money Market Fund	$7,596,644
Victory Value Fund	4,770,274
PIMCO Total Return Fund	3,549,391
Victory Balanced Fund	3,202,670
The Midland Company Common Stock	2,100,790
Janus Twenty Fund	2,100,259
INVESCO Dynamics Fund	1,696,645

The net appreciation (depreciation) of investments, which includes gains and losses on investments sold as well as held during the year, is as follows for the year ended December 31:

	2003	2002
Mutual Funds	$4,935,123	$(4,111,476)
Common Stock	47,728	(496,959)

Total	$4,982,851	$(4,608,435)

4.	Tax Status

The Plan is relying on an Internal Revenue Service opinion letter dated November 19, 2001 which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan has since been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

Effective March 10, 2002, PNC Bank became the Plan trustee, recordkeeper and asset custodian as defined by the Plan (Key Bank for 2002); however, the related investment transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

At December 31, 2003 and 2002, the Plan held 104,692 and 109,257 shares of common stock of the Midland Company, the sponsoring employer’s parent company, with a cost basis of $2,025,668 and $1,683,472, respectively. During the years ended December 31, 2003 and 2002, the Plan recorded dividend income of $21,576 and $18,496.

The Plan offers loans to participants. Related transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

6.	Nonexempt Party-In-Interest Transactions

In November 2003, a loan was made to a participant for which the loan term was in excess of the standards required by D.O.L. Regulation 408(b)1. This is a qualification event for the Plan and the Plan is taking appropriate corrective action.

7.	Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by a duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant’s interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

SCHEDULE H, LINE 41 - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003

Identity of Issue
Borrower, Lessor or		Market
Similar Party	Description of Investment	Value
* PNC Bank	BlackRock Money Market Portfolio	$8,125,266
* PNC Bank	MFS Value Fund A	6,006,994
* PNC Bank	American Balanced Fund	4,311,168
* PNC Bank	Fidelity Advisor Mid Cap Fund Class A	3,368,605
* PNC Bank	BlackRock Core Bond Total Return Portfolio	3,171,301
* PNC Bank	American Century Equity Income Fund	3,146,503
* PNC Bank	The Midland Company Common Stock	2,485,832
* PNC Bank	American EuroPacific Growth Fund	1,294,009
* PNC Bank	American Funds Growth Fund of America	1,065,592
* PNC Bank	Janus Core Equity Fund	1,019,122
* PNC Bank	AIM Small Cap Growth	589,826
* PNC Bank	American Century Small Cap Value	519,219
* PNC Bank	American Century Aggressive Investment	280,931
* PNC Bank	BlackRock High Yield Bond	216,544
* PNC Bank	Fidelity Advisor Dividend Growth Class A	144,018
* PNC Bank	American Century Moderate Investment	67,548
* PNC Bank	PNC Preservation Profile Fund	56,086
* PNC Bank	PNC Aggressive Profile Fund	38,698
* PNC Bank	American Century Conservative Investment	19,216
* PNC Bank	PNC Moderate Profile Fund	16,945
* Various Participants	Outstanding Participant Loans (interest rates ranging from 5.0% - 10.5%)	847,176

TOTAL INVESTMENTS		$36,790,599

*Denotes Party-in-Interest.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401K PLAN

FORM 5500, SCHEDULE G, PART I - SCHEDULE OF LOANS IN DEFAULT
AND PART III - NONEXEMPT TRANSACTIONS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2003

Identity of Party	Relationship to Plan, Employer,
Involved	or Other Party-in-Interest	Description of Transactions	Amount
(a)	(b)	(c)	(d)
Plan Participant	Plan Participant	Loan issued in excess of maximum
		amortization period	$34,698